Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

	Year ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income (loss) before income taxes	$(95,186)	$(84,202)	$(31,758)	$(262,205)	$(318,297)
Plus: fixed charges	51,187	58,450	55,398	43,226	33,816
Preference securities dividends	(18,604)	(6,047)	(6,047)	(6,047)	(7,668)

Earnings available for fixed charges	$(62,603)	$(31,799)	$17,593	$(225,026)	$(292,149)

Fixed Charges:
Interest expense	$51,187	$52,403	$49,351	$37,179	$26,148
Preference securities dividends	18,604	6,047	6,047	6,047	7,668

Total fixed charges	$69,791	$58,450	$55,398	$43,226	$33,816

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	(a )	(b )	(c )	(d)	(e)

(a)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $113.8 million.
(b)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $90.2 million.
(c)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $37.8 million.
(d)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $268.3 million.
(e)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $326.0 million.